Filed by Silicon Graphics, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed Filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934

Subject Company: Silicon Graphics, Inc.
Commission File No. 333-104651

Date: May 19, 2003

On May 19, 2003, Silicon Graphics, Inc. issued the following press release:

SGI EXTENDS EXCHANGE OFFER DEADLINE TO JUNE 13

Mountain View, California (May 19, 2003) Silicon Graphics, Inc. (NYSE:SGI) announced today that it has extended its offer to exchange its 5.25% Senior Convertible Notes Due 2004 for 11.75% Senior Notes Due 2009 or 6.50% Senior Convertible Notes Due 2009.  SGI has also amended the terms of the exchange offer to provide for the payment of a fee to soliciting dealers in connection with the tender by their clients of the 5.25% Senior Convertible Notes.  The fee to be paid to dealers will be $5.00 per $1,000 principal amount solicited from and tendered by beneficial holders of accounts of  $50,000 or less in principal amount and $2.50 per $1,000 principal amount solicited from accounts holding more than $50,000  up to $250,000 in principal amount of the notes.  The fees will be paid only with respect to tenders by beneficial holders of accounts of $250,000 or less in principal amount of the 5.25% Senior Convertible Notes accepted in the offer.

SGI has extended the expiration of the exchange offer to midnight (New York City time) on Friday, June 13, 2003 for a number of reasons, among them to enable non-institutional holders of the 5.25% Senior Convertible Notes a better opportunity to tender their notes.  SGI believes that approximately 20% of these notes are beneficially owned by non-institutional holders.  All other terms and conditions of the exchange offer remain unchanged.

Holders who have validly tendered their 5.25% Senior Convertible Notes need take no further action.  Other holders who want to tender their notes must do so no later than 12:00 midnight, New York City time, on Friday, June 13, 2003, when the exchange offer will expire unless further extended.  SGI will announce any further extensions by press release no later than 9:00 A.M., New York City time, on Monday, June 16, 2003, the first New York Stock Exchange trading day after the extended expiration date of the exchange offer.  Holders may withdraw any notes tendered, including any notes previously tendered, until the extended expiration date of the exchange offer.

The preliminary amount of the 5.25% Senior Convertible Notes tendered as of 12:00 midnight, New York City time, on Friday, May 16, 2003, the original expiration date for the exchange offer, was approximately $112 million, or about 49% of the $230 million principal amount outstanding.  The exchange offer is subject to the condition that at least 90% of the outstanding principal amount of 5.25% Senior Convertible Notes have been validly tendered and not withdrawn.  Of the notes tendered, approximately $99.5 million were tendered in exchange for 11.75% Senior Notes and approximately $12.5 million were tendered for 6.50% Senior Convertible Notes.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, SGI has filed an exchange offer prospectus,  and  related  tender offer materials with the Securities and Exchange

Commission.  In addition, SGI has filed with the Securities and Exchange Commission a supplement to the exchange offer prospectus including additional information with respect to the revised offer.  INVESTORS AND NOTEHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and noteholders may obtain a free copy of the exchange offer prospectus, the prospectus supplement and related documents from the Securities and Exchange Commission’s web site at http://www.sec.gov.  Free copies of these documents may also be obtained from the Information Agent for the exchange offer, MacKenzie Partners, Inc. at (800) 322-2885 or from SGI by request to the Office of the Corporate Secretary, 1600 Amphitheatre Parkway, Mountain View, California 94043, (650) 960-1980.

This press release is neither an offer to exchange nor a solicitation of an offer to exchange the 5.25% Senior Convertible Notes.  This exchange offer is made only by the prospectus dated April 21, 2003 and the prospectus supplement thereto dated May 20, 2003 and related letter of transmittal and is not being made to, and tenders will not be accepted from holders of the notes in any jurisdiction in which the making or acceptance of the exchange offer would not be in compliance with the laws of that jurisdiction.